NEWS RELEASE

For More Information Contact:
Frank B. O’Neil, Sr. Vice President, Corporate Communications & Investor Relations
800-282-6242 • 205-877-4461 • foneil@ProAssurance.com

ProAssurance Reports Results for the Second Quarter of 2011
BIRMINGHAM, AL – (PRNewswire) – August 3, 2011 – ProAssurance Corporation (NYSE: PRA) reports Operating Income of $53.7 million or $1.74 per diluted share for the second quarter of 2011, and $98.6 million or $3.20 per diluted share for the six months ended June 30, 2011. ProAssurance also reported year-over-year growth in Gross Premiums Written, which were $115 million in the second quarter of 2011 and $276 million for the first half of the year. Book Value per Share is $64.28, a 7% increase in the first six months of the year.

Unaudited Consolidated Financial Summary (in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gross Premiums Written	$115,302	$98,522	$276,115	$255,699
Net Premiums Written	$107,011	$88,868	$256,894	$234,089
Net Premiums Earned	$137,063	$125,398	$269,140	$248,825
Net Investment Income	$36,297	$37,081	$72,457	$74,709
Equity in Earnings (Loss) of Unconsolidated Subsidiaries	$(2,416)	$839	$(3,780)	$3,825
Net Investment Result	$33,881	$37,920	$68,677	$78,534
Net Realized Investment Gains (Losses)	$2,200	$(3,501)	$6,324	$(5,905)
Other Income	$1,685	$1,683	$4,273	$4,005
Total Revenues	$174,829	$161,500	$348,414	$325,459
Guaranty Fund Assessments (Recoupments)	$(15)	$(616)	$(58)	$(750)
Interest Expense	$918	$827	$1,713	$1,640
Total Expenses	$98,142	$100,993	$205,067	$211,711
Tax Expense	$21,591	$20,126	$40,557	$35,255
Net Income	$55,096	$40,381	$102,790	$78,493
Operating Income	$53,656	$42,256	$98,642	$81,844
Net Cash Provided by Operating Activities	$28,191	$28,143	$53,052	$75,919

Earnings per Share
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Weighted average number of common shares outstanding (in 000’s)
Basic	30,583	32,322	30,600	32,385
Diluted	30,856	32,721	30,855	32,743
Operating Income per share (Basic)	$1.75	$1.31	$3.22	$2.53
Operating Income per share (Diluted)	$1.74	$1.29	$3.20	$2.50
Net Income per share (Basic)	$1.80	$1.25	$3.36	$2.42
Net Income per share (Diluted)	$1.79	$1.23	$3.33	$2.40

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Non-GAAP Financial Measures
Operating Income is a “Non-GAAP” financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the after-tax effects of Net Realized Investment (Gains) Losses and Guaranty Fund (Recoupments) Assessments. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP, which includes the effect of Net Realized Investment (Gains) Losses and Guaranty Fund (Recoupments) Assessments incurred during the periods presented below. The following table reconciles Net Income to Operating Income.

Reconciliation of Net Income to Operating Income (in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net Income	$55,096	$40,381	$102,790	$78,493
Items Excluded in the Calculation of Operating Income:
Net Realized Investment (Gains) Losses	$(2,200)	$3,501	$(6,324)	$5,905
Guaranty Fund (Recoupments) Assessments	$(15)	$(616)	$(58)	$(750)
Pre-Tax Effect of Exclusions	$(2,215)	$2,885	$(6,382)	$5,155
Tax Effect at 35%	$775	$(1,010)	$2,234	$(1,804)
Operating Income	$53,656	$42,256	$98,642	$81,844
Per Diluted Common Share:
Net Income	$1.79	$1.23	$3.33	$2.40
Effect of Adjustments	$(0.05)	$0.06	$(0.13)	$0.10
Operating Income Per Diluted Common Share	$1.74	$1.29	$3.20	$2.50

Key Ratios
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Current Accident Year Loss Ratio	83.6%	84.5%	83.6%	84.3%
Effect of Prior Accident Year Reserve Development	(36.6%)	(29.9%)	(33.5%)	(25.1%)
Net Loss Ratio	47.0%	54.6%	50.1%	59.2%
Expense Ratio	24.0%	24.5%	24.9%	24.6%
Combined Ratio	71.0%	79.1%	75.0%	83.8%
Operating Ratio	44.5%	49.5%	48.1%	53.8%
Return on Equity	11.4%	9.1%	10.8%	9.0%

We calculate Return on Equity by dividing annualized Net Income for the period by the average of beginning and ending Shareholders’ Equity. This annualized number is not necessarily indicative of our ultimate Return on Equity for the full year.

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Management Commentary
“We continue to be very pleased with the development of our business. Our success is a direct result of our financial stability and our ability to exceed our customer’s expectations. We do this through a relentless dedication to the principles embodied by our watchwords, Treated Fairly. This long-term success has allowed us to continually increase shareholder value,” said W. Stancil Starnes, the Chairman and Chief Executive Officer of ProAssurance. He also noted that being named to the prestigious Ward’s 50 for the fifth straight year is a further validation of ProAssurance’s highly-disciplined approach to a difficult business.

Business Detail

Gross Premiums Written were $115 million in the second quarter of 2011, compared to $99 million in the same quarter a year ago—a 17% increase. Our acquisition of American Physicians Services (APS) accounted for $10 million of this $16 million increase in the quarter and we also added $5 million in new premium from our Certitude program with Ascension Health. For the year-to-date, the additional premium from APS and the Ascension Health program are the primary reasons that Gross Premiums Written were up 8% from $256 million to $276 million.

Net Premiums Earned were 9% higher in the quarter and 8% higher for the year-to-date principally due to the APS acquisition. In the second quarter, Net Premiums Earned were $137 million, compared to $125 million a year ago, and for the first six months of 2011, Net Premiums Earned were $269 million, compared to $249 million in 2010.

Retention in our medical professional liability physician book (including APS) was 90% in both the first quarter and first six months of 2011. This compares to an 89% retention rate for the quarter and six-month period ended June 30, 2010. We calculate retention by comparing expiring premium on renewed risks against total expiring premium.

During the second quarter of 2011, renewal pricing on our medical professional liability book (including APS) was, on average, 2% lower than expiring premium. In the same quarter a year ago, renewal pricing was unchanged from the prior year. For the year-to-date, average renewal pricing has decreased 3%, compared to a 1% decrease for the first six months of 2010.

Loss severity trends are continuing to develop favorably compared to our previous expectations. Net favorable loss reserve development in the second quarter of 2011 was $50 million, compared to $38 million in the year-ago quarter. For the first six months of this year, net favorable reserve development was $90 million, compared to $63 million in 2010. Year-to-date, net favorable reserve development in the APS book of business has been $10 million, as claims severity has dropped below our year-end 2010 estimates for this business.

Investment Commentary

Our Net Investment Result (Net Investment Income, plus Equity in Earnings (Loss) of Unconsolidated Subsidiaries) for the second quarter of 2011 was $34 million, $4 million less than in the second quarter of 2010. Year-to-date, our Net Investment Result was $69 million, down $10 million from the same period a year ago.

Net Investment Income was $36 million for the second quarter of 2011, down $1 million from the year-ago quarter primarily due to lower earnings from private investment funds. For the first six months of 2011, Net Investment Income was $72 million compared to $75 million in the first half of 2010 due to the reduced earnings in the second quarter, and lower overall yield in our fixed income portfolio.

The second quarter and six month losses of $2 million and $4 million respectively in our Equity in Earnings (Loss) of Unconsolidated Subsidiaries result primarily from normal amortization of tax credit limited partnerships we purchased in 2010 and the negative return during the quarter from one of our investments. The tax credit investments reduce our Net Investment Result, but have a favorable effect on our tax liabilities.

The CUSIP-level disclosure of our investment holdings as of June 30, 2011 is available under Supplemental Investor Information in the Investor Relations section of our website, www.ProAssurance.com.
Capital Management
•
We have purchased 258,821 shares of our common stock so far this year at a cost of $15 million, leaving us with $194 million in the authorization granted by our Board in November 2010. Since 2005 we have purchased 6.0 million shares of our stock at a cost of $316 million.

Balance Sheet Highlights
	June 30, 2011	December 31, 2010
Shareholders’ Equity	$1,966,364	$1,855,863
Total Investments	$4,004,702	$3,990,431
Total Assets	$4,926,607	$4,875,056
Policy Liabilities	$2,755,378	$2,781,830
Accumulated Other Comprehensive Income (Loss)	$99,057	$79,124
Goodwill	$161,453	$161,453
Book Value per Share	$64.28	$60.35

About ProAssurance
ProAssurance Corporation is the nation’s largest independently traded specialty writer of medical professional liability insurance. ProAssurance is recognized as one of the top performing insurance companies in America by virtue of our inclusion in the Ward’s 50 for the past five years. ProAssurance is rated “A” (Strong) by Fitch Ratings; ProAssurance Group is rated “A” (Excellent) by A.M. Best.

Conference Call Information

Live: Thursday, August 4, 2011, 10:00 am et. Investors may dial (888) 318-7470 (toll free) or (719) 457-2653. The call will also be webcast on our website, www.ProAssurance.com, and on StreetEvents.com.

Replay: By telephone, through September 2, 2011 at (888) 203-1112 or (719) 457-0820, using access code 2432504. The replay will also be available through August 31, 2011 on our website, www.ProAssurance.com, and on StreetEvents.com.

Podcast: A replay, and other information about ProAssurance, is available on a free subscription basis through a link on the ProAssurance website or through Apple’s iTunes.

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Caution Regarding Forward-Looking Statements
Statements in this news release that are not historical fact or that convey our view of future business, events or trends are specifically identified as forward-looking statements. Forward-looking statements are based upon our estimates and anticipation of future events and highlight certain risks and uncertainties that could cause actual results to vary materially from our expected results. We expressly claim the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements in this news release. Forward-looking statements represent our outlook only as of the date of this news release. Except as required by law or regulation, we do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Forward-looking statements are generally identified by words such as, but not limited to, “anticipate,” “believe,” “estimate,” “expect,” “hope,” “hopeful,” “intend,” “may,” “optimistic,” “potential,” “preliminary,” “project,” “should,” “will,” and other analogous expressions. When we address topics such as liquidity and capital requirements, the value of our investments, return on equity, financial ratios, net income, premiums, losses and loss reserves, premium rates and retention of current business, competition and market conditions, the expansion of product lines, the development or acquisition of business in new geographical areas, the availability of acceptable reinsurance, actions by regulators and rating agencies, court actions, legislative actions, payment or performance of obligations under indebtedness, payment of dividends, and other similar matters, we are making forward-looking statements.

The following important factors are among those that could affect the actual outcome of future events:

the expected benefits from completed and proposed acquisitions may not be achieved or may be delayed longer than expected due to business disruption, loss of customers and employees, increased operating costs or inability to achieve cost savings, and assumption of greater than expected liabilities, among other reasons;

general economic conditions, either nationally or in our market areas, that are different than anticipated;
regulatory, legislative and judicial actions or decisions that could affect our business plans or operations;
the enactment or repeal of tort reforms;
formation or dissolution of state-sponsored medical professional liability insurance entities that could remove or add sizable groups of physicians from the private insurance market;
the impact of deflation or inflation;
changes in the interest rate environment;
changes in U.S. laws or government regulations regarding financial markets or market activity that may affect the U.S. economy and our business;
changes in the ability of the U.S. government to meet its obligations that may affect the U.S. economy and our business;
performance of financial markets affecting the fair value of our investments or making it difficult to determine the value of our investments;

changes in accounting policies and practices that may be adopted by our regulatory agencies and the Financial Accounting Standards Board, the Securities and Exchange Commission, or the Public Company Accounting Oversight Board;

changes in laws or government regulations affecting medical professional liability insurance or the financial community;

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the effects of changes in the health care delivery system, including, but not limited to, the Patient Protection and Affordable Care Act;
uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance, and changes in the availability, cost, quality, or collectability of insurance/reinsurance;
the results of litigation, including pre- or post-trial motions, trials and/or appeals we undertake;
an allegation of bad faith which may arise from our handling of any particular claim, including failure to settle;
loss of independent agents;
changes in our organization, compensation and benefit plans;
our ability to retain and recruit senior management;
our ability to purchase reinsurance and collect recoveries from our reinsurers;
assessments from guaranty funds;
our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations;
changes to the ratings assigned by rating agencies to our insurance subsidiaries, individually or as a group; and
insurance market conditions may alter the effectiveness of our current business strategy and affect our revenues.
Additional risk factors that may cause outcomes that differ from our expectations or projections are described in various documents filed by ProAssurance Corporation with the Securities and Exchange Commission, such as current reports on Form 8-K, and regular reports on Forms 10-Q and 10-K, particularly in “Item 1A, Risk Factors.”

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